Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2013. The unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 of Novadaq were prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. The unaudited interim condensed consolidated financial statements and comparative information has been prepared in United States [“U.S.”] dollars, except where another currency has been indicated.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT®, FIREFLY™ and LUNA™ Imaging System sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT, LUNA and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans to commercialize PINPOINT, the endoscopic version of the SPY technology and LUNA, the version of the SPY technology developed for the outpatient wound care clinic, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and FIREFLY Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, FIREFLY, LUNA and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

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Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in the Company’s MD&A and Annual Information Form [“AIF”] for the year ending December 31, 2012, particularly in the section entitled “Risk and Uncertainties.” We believe that these factors could cause actual results or events to differ materially from the forward-looking statements that we make. A detailed list of the risks and uncertainties affecting the Company can be found in the MD&A filed on Sedar and EDGAR, under caption 40-F, on February 8, 2013 and the AIF filed on Sedar and EDGAR, under the caption 40-F on March 19, 2013. Prospective investors should give careful consideration to such risks and uncertainties.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through April 28, 2013.

Overview and First Quarter Events

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company was founded in 2000, and initially listed on the TSX under the trading symbol NDQ in June 2005. Additionally, in March 2012, Novadaq listed on the NASDAQ Global Market under the trading symbol NVDQ.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery center without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications if not addressed during the surgical procedure, and which in turn increase overall treatment costs.

More than 70 peer-reviewed publications report experiences using SPY Imaging technologies in a variety of surgical procedures including open, robotic and endoscopic surgeries, as well as wound care. Published literature supports the use of SPY Imaging which enables surgeons to make more informed decisions that lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY, SPY Elite and LUNA Imaging System are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] and indicated for use in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant, gastrointestinal surgery, wound care and vascular surgery. The SPY and SPY Elite Systems are also Conformité Européenne [“CE Marked”] for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY, SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA. The PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] is FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important information related to anatomic structures and micro-perfusion during complex minimally invasive procedures.

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In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft [“CABG”] surgery.

Novadaq’s intellectual property consists of 41 patent families representing 118 granted or allowed patents and almost as many pending applications in various stages of review and prosecution.

The majority of Novadaq’s current revenues comes from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, and robotic surgery applications. Surgeons performing imaging procedures using SPY technologies are currently reimbursed through the use of existing Current Procedural Terminology [“CPT”] codes. Facilities where procedures are performed using SPY technology in the outpatient environment are reimbursed through the use of Ambulatory Payment Classification [“APC”] codes.

During the first quarter of 2013, 130 SPY Elite and FIREFLY systems were shipped to hospitals, and by quarter-end, the number of SPY technology devices installed in hospitals in the United States totaled more than 850. Novadaq estimates that SPY imaging was used in 14% of breast reconstruction surgeries in the United States exiting the quarter. Concurrent with the year-over-year growth of Novadaq’s partnered commercial businesses, the Company continued to build a direct sales and marketing team for PINPOINT. Recruitment into the multi-center PILLAR™ colorectal surgery study continued at eight active sites. Also, during Q1-2013, the Company reported that it had terminated its agreements with Kinetic Concepts Inc. [“KCI”] due to changing priorities at KCI. Novadaq’s process of directly commercializing LUNA began at the Diabetic Foot Global Conference [“DFCon”] 2013 conference in Los Angeles, where on March 23, Novadaq participated in three educational workshops featuring LUNA for wound care specialists.

Overall Performance

Selected Quarterly Information

The following table sets forth comparative quarterly data, selected balance sheet data and information regarding Novadaq’s revenues, income (loss) from operations and other information for the periods presented and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the period ended March 31, 2013 and 2012 and related notes.

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Comparative Quarterly Data

	Q1	Q1	Q1
	2013 $000’s	2012 $000’s	2011 $000’s
			[restated]
Revenues
Product sales	6,299	3,654	1,736
Royalty revenue	441	608	—
Partnership fee revenue	325	325	200
Service revenue	213	180	405

Total revenues	7,278	4,767	2,341
Cost of sales	2,732	2,045	1,257

Gross profit	4,546	2,722	1,084
Gross profit percentage	63%	57%	46%
Operating expenses
Selling and distribution expenses	2,348	1,063	1,275
Research and development expenses	1,487	1,162	1,048
Administrative expenses	1,361	1,471	1,113
Write-down of equipment	—	—	—
Write-down of inventory	—	—	—

Total operating expenses	5,196	3,696	3,436

Loss from operations before the following	(650)	(974)	(2,352)
Interest expense	(63)	(69)	(71)
Imputed interest expense	(108)	(104)	(97)
Finance income	15	1	7
Warrant revaluation adjustment	(2,106)	(3,598)	4
Gain on investment	—	—	25

Income (loss) from operations before income taxes	(2,912)	(4,744)	(2,484)

Income tax expense	(20)	—	—

Net income (loss) and comprehensive income (loss) for the period	(2,932)	(4,744)	(2,484)

Basic income (loss) and comprehensive income (loss) per share for the period	(0.07)	(0.15)	(0.09)

Diluted loss and comprehensive loss per share for the period	(0.07)	(0.15)	(0.09)

Balance Sheet Data

	As at March 31	As at March 31	As at March 31
	2013 $	2012 $	2011 $
Cash and cash equivalents	37,220,000	7,894,000	17,110,000
Working capital	39,225,000	7,460,000	14,471,000
Total assets	57,638,000	23,498,000	25,444,000
Total non-current liabilities	17,597,000	21,027,000	11,841,000
Total liabilities	23,783,000	27,363,000	17,925,000
Shareholders’ equity (deficiency)	33,856,000	(3,865,000)	7,519,000

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Summary of Quarterly Results

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the periods presented and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2011	2011	2011	2012	2012	2012	2012	2013
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
	[restated]	[restated]
Revenues
Product sales	3,045	3,740	4,405	3,654	4,512	5,101	5,770	6,299
Royalty revenue	139	140	116	608	346	350	546	441
Partnership fee revenue	200	200	242	325	325	325	325	325
Service revenue	261	231	232	180	209	208	205	213

Total revenues	3,645	4,311	4,995	4,767	5,392	5,984	6,846	7,278
Cost of sales	1,449	1,857	2,071	2,045	2,088	2,123	2,281	2,732

Gross profit	2,196	2,454	2,924	2,722	3,304	3,861	4,565	4,546
Gross profit percentage	60%	57%	59%	57%	61%	65%	67%	63%
Operating expenses
Selling and distribution expenses	1,400	1,353	1,347	1,063	1,217	1,289	1,357	2,348
Research and development expenses	1,270	1,107	1,186	1,162	1,378	1,778	1,640	1,487
Administrative expenses	1,141	1,102	1,195	1,471	1,638	1,863	1,602	1,361
Write-down of equipment	—	314	—	—	—	—	—	—
Write-down of inventory	—	15	—	—	—	58	—	—

Total operating expenses	3,811	3,891	3,728	3,696	4,233	4,988	4,599	5,196

Loss from operations before the following	(1,615)	(1,437)	(804)	(974)	(929)	(1,127)	(34)	(650)
Interest expense	(72)	(68)	(70)	(69)	(69)	(68)	(68)	(63)
Imputed interest expense	(98)	(102)	(101)	(104)	(106)	(111)	(112)	(108)
Finance income	4	3	1	1	14	26	20	15
Warrant revaluation adjustment	(2,607)	326	(1,029)	(3,598)	(311)	(8,038)	3,389	(2,106)
Gain on investment	—	—	—	—	—	25	—	—

Income (loss) from operations before income taxes	(4,388)	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)	3,195	(2,912)

Income tax expense	—	—	—	—	—	—	(101)	(20)

Net income (loss) and comprehensive income (loss) for the period	(4,388)	(1,278)	(2,003)	(4,744)	(1,401)	(9,293)	3,094	(2,932)

Basic income (loss) and comprehensive income (loss) per share for the period	(0.13)	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)	0.08	(0.07)

Diluted loss and comprehensive loss per share for the period	(0.13)	(0.04)	(0.05)	(0.15)	(0.04)	(0.23)	(0.00)	(0.07)

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Discussion of Quarterly Results

Q1-2013 revenues of $7,278,000 exceeded Q1-2012 revenues by $2,511,000, a 53% increase. SPY product sales increased by $2,279,000, due to an 86% increase in Spy capital and a 67% increase in recurring SPY PAQ sales as compared to Q1-2012. TMR product sales increased $366,000 mainly due to capital laser sales. Royalty revenue decreased by $167,000 in comparison to same period last year and service exceeded Q1-12 by $33,000 due to increased service contract sales. In comparison to Q4-12 revenue increased by $432,000 due mainly to a 16% increase in recurring SPY PAQ sales.

Gross profit of $4,546,000 in Q1-2013 increased from $2,722,000 for the same period last year due to increased sales from alliances with LifeCell and Intuitive. Increasing SPY product sales continue to produce higher margins. In comparison to Q4-2012, gross profit is lower by $19,000 mainly due to lower royalties.

Selling and distribution expenses of $2,348,000 for Q1-2013 were $1,285,000 higher than Q1-2012 and also higher than Q4-12 by $991,000 as a direct sales force hire commenced to support our PINPOINT and LUNA sales program along with increased expenditures related to promotional expenditures.

Research and development expenses of $1,487,000 in Q1-2013 were $325,000 higher than Q1-2012 expenses of $1,162,000 due to higher salaries and fringes in the amount of $181,000 to support expanded operations; higher amortization expense of $60,000 for depreciation on equipment utilized in clinical trials; higher PINPOINT product design costs in the amount of $218,000. Partially offsetting these costs were lower patents and trademarks expenses of $29,000; lower travel expenses in the amount of $17,000, lower office and courier expense of $51,000. All other expenses decreased by $37,000. In comparison to Q4-2012, research and development expenses were $153,000 lower. Reduced expenses include lower clinical trial costs, lower product design costs, lower research costs, all totaling $176,000 and all other expenses netted an increase of $23,000.

Administrative expenses of $1,361,000 in Q1-2013 were $110,000 lower than Q1-2012 expenses due to lower listing fees and professional fees associated with the Q1-12 NASDAQ registration by $193,000, lower PLC amortization expense by $152,000 as the intangible was fully amortized, lower foreign exchange expense by $45,000. Offsetting were higher option expense by $48,000 due to the increased share price, higher insurance costs by $60,000 due to increased coverage, higher bad debt expense by $61,000 due to a Q1-12 expense reversal and all other expenses were lower by $111,000. In comparison to Q4-2012 expenses are lower by $241,000 due to lower PLC amortization expenses of $153,000, lower incentives expense of $80,000 since expense in Q4-2012 trued-up the previous quarters. All other expenses were lower by $8,000.

Interest expense of $63,000 and imputed interest expense of $108,000 for Q1-2013 was comparable to interest expense of $69,000 and imputed interest of $104,000 for Q1-2012. Combined interest and imputed interest expense this quarter was $9,000 lower than Q4-2012 as Fairfax has converted their debt to common shares in accordance to the terms provided in the agreement.

Finance income of $15,000 is higher than income of Q1-2012 due to the cash on hand from the equity raise in Q2-2012.

Q1-2013 warrant revaluation expense of $2,106,000 was lower than Q1-2012 warrant revaluation expense of $3,598,000 due to a quarterly increase in the Company’s share price, partially offset by a decrease the exchange rate. For Q1-2013 the share price increase was $0.99 as compared $1.65 for same period last year whereas in Q4-2102 a warrant revaluation gain recorded due to a share price decrease of $1.53.

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Income tax expense of $20,000 compared to nil in comparison to Q1-2012 and $101,000 Q4-2012 since the expense for 2013 is now estimated and expensed quarterly.

Net loss of $2,932,000 in Q1-2013 was $1,812,000 lower than the net loss of $4,744,000 in Q1-2012 due to higher gross profit of $1,824,000, higher interest income of $14,000, lower interest and imputed interest costs of $2,000 and lower non-cash warrant revaluation adjustment by $1,492,000. Offsetting were higher operating costs by $1,500,000 and higher taxes by $20,000. In Q1-2013, a net loss was recorded in comparison to a net profit of $3,094,000 in Q4-2012, a change of $6,026,000. The increase was primarily due to lower gross profit $19,000, higher operating costs of $597,000, lower finance income of $5,000 and an adjustment in non-cash warrant revaluation expense of $5,495,000. Partially offsetting were lower taxes of $81,000, and lower interest and imputed interest expense of $9,000 due to the debt conversion.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including system design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

Public Offering

On April 9, 2012, Novadaq announced that it had completed the closing of its public offering of 7,015,000 common shares at a price $5.75 per share. Gross proceeds from the offering were approximately $40.3 million resulting in cash proceeds of $36.9 million, net of transaction costs.

As at March 31, 2013, the Company had cash and cash equivalents of $37,220,000 to support its 2013 cash requirements. In addition to the current cash holdings of $37,220,000, the Company has existing loan availability of $2,500,000. Based on the cash on hand as at the date of this report, the capacity to borrow funds and the sales and margins the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have adequate resources to meet its forecasted cash requirements for the year ending March 31, 2014. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest at the Company’s chartered bank in Canada.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at March 31, 2013, the Company has not utilized the credit facility.

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Private Placement

On March 24, 2011, the Company closed a private placement of $14,280,000, net of transaction costs of $998,000, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Sales Distribution Alliance Agreements

On November 29, 2011, the Company and LifeCell Corporation; LifeCell Medical Resources Limited [“LifeCell MR”]; KCI USA, Inc; KCI Medical Resources Ltd [“KCI MR”] signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, Novadaq received $3,000,000 on December 1, 2011 from LifeCell. There was no further contract payments received in 2012 or 2013. On March 12, 2013, Novadaq and KCI mutually agreed to terminate the two agreements signed with KCI, the parent company on November 29, 2011 while the two agreements signed with LifeCell on November 29, 2011 remained materially intact. Under terms of the termination agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither party will compensate the other in connection with the termination. The termination of the KCI agreements did not affect the deferred license revenue as the funds received relate to agreements entered into with LifeCell in September 2010 and November 2011.

Contractual Obligations

The Company’s long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Operating lease	304,000	164,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC. The convertible debentures require cash interest payment or Payment in Kind [“PIK”] interest payable semi-annually. Payment provision for these leases and interest expenses are part of our upcoming 12 month forecasted cash requirements. Convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement.

On March 26, 2013, Fairfax Financial Holdings Ltd. exercised their right to convert debt of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures. A director of the Company is also a director of Fairfax Financial Holdings Ltd.

Critical Accounting Estimates & Significant Accounting Policies

There were no significant changes in our accounting policies and critical accounting estimates for the quarter ended March 31, 2013. We describe our significant accounting policies and critical accounting estimates in Note 3 to the audited consolidated financial statements and MD&A for the year ended December 31, 2012.

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New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretation effective as of January 1, 2013.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 had no impact on the consolidation of investments held by the Company.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 had no impact on the Company.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Company has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Company provides these disclosures in Note 8.

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Financial Instruments and Other Instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The Company’s financial instruments are comprised of the following as at March 31, 2013: cash and cash equivalents of $37,220,000; accounts receivable of $5,046,000; accounts payable and accrued liabilities of $3,911,000; convertible debentures of $64,000; shareholder warrants of $14,453,000 and, repayable government assistance of $167,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $5,046,000 (net of $233,000 bad debts reserves), based in the United States and Canada, are subject to minimal credit risk based on the nature of our customers. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities of $3,911,000 carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The unconverted convertible debentures have a principal value of $68,000 and PIK debentures of $2,000. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance comprises an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months, commenced in August 2011.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2012. There have been no changes during the quarter ended March 31, 2013.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Securities Act (Ontario) and the CSA as at March 31, 2013.

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The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of March 31, 2013 to evaluate the effectiveness of the Company’s internal control reporting.

As at March 31 2013, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2013 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 43,123,071 common shares, 3,148,635 stock options, and 2,077,941 shareholder warrants. The common shareholder warrants are exercisable into one share.

Additional information concerning the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

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